Exhibit 99.1

© Immatics. Not for further reproduction or distribution. ACTengine® IMA200 TCR - T Programs Interim Phase 1a Update Cedrik Britten, Chief Medical Officer Harpreet Singh, Chief Executive Officer November 09, 2021 Additional late - breaking oral presentation at SITC Annual Meeting on November 13 , 2021 , by Martin Wermke MD, Coordinating Investigator of Immatics ACTengine® trials in Germany

Forward - Looking Statements This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing of IND or CTA filing for pre - clinical stage product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable, Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, and otherwise in accordance with applicable law . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

Agenda • Introduction & Summary • IMA203 Phase 1a Interim Update • Comprehensive Strategy to Target PRAME • ACTengine® IMA 200 Programs Update • Summary • Q&A 3

Introduction & Summary 4

Immatics' Proprietary PRAME Peptide-HLA/TCR Pair

Broadly Expressed Target on Multiple Solid Cancers Combined with Highly Specific TCR

Peptide Target PRAME:

- HLA-A*02-restricted peptide identified by XPRESIDENT® quant. mass spec
- Naturally and specifically presented at high levels (100-1000 copies/cell)
- Homogenously expressed at high prevalence across multiple solid tumors[1]

PRAME T cell Receptor (TCR):

- Engineered to avoid mispairing
- Selected for high specificity guided by XPRESIDENT®
- High functional avidity: EC50 5ng/ml


SqNSCLC


Ovarian Cancer

PRAME RNA expression in native tumor samples (ISH analysis)


100%
Uterine carcinoma
100%
Synovial sarcoma
95%
Melanoma
80%
Ovarian carcinoma
80%
Uveal melanoma2
65%
SqNSCLC
25%
Breast carcinoma
25%
HNSCC

[1] Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data); [2] Based on metastatic uveal melanoma patients screened in IMA203 study (N=12)

5

ACTengine® IMA203 PRAME – Phase 1a Dose Escalation Interim Update

Preliminary Findings after Completion of Dose Level 3

immatics

Objective responses observed across multiple tumor types at dose levels below 1 billion T cells originally presumed to be subtherapeutic

SAFETY

- **3** Dose levels completed, all below 1 bn cells
- **0** Additional DLTs[1]
- **0** Grade ≥3 CRS or ICANS[2]
- **4th** Dose level (target dose) commenced, first DL >1 bn cells

CLINICAL ACTIVITY

- **50%** ORR[3] across all doses and multiple solid cancers (8/16 patients)
- **62%** ORR[3] at DL2*& DL3 (8/13 patients) – all still dosed below 1 bn cells

BIOLOGICAL ACTIVITY

- **Blood** High T cell engraftment and persistence
- **Tumor** High T cell infiltration associated with clinical response

Data cut-off – 05-Oct-2021

[1] DLT: dose-limiting toxicity, since March 17, 2021 (reported DLT at DL2); [2] CRS: cytokine release syndrome, ICANS: Immune effector cell-associated neurotoxicity syndrome, both graded by CARTOX criteria (Neelapu *et al.*, 2018);
[3] Objective response rate according to RECIST 1.1 including confirmed and unconfirmed partial responses; * Includes patients treated at enrichment cohorts EC1 and EC2

6

Comprehensive Strategy to Target PRAME

Focused and broad approach targeting PRAME: Aiming to maximize clinical benefit through ACT programs and TCR Bispecifics

PRAME TCR-T (IMA203 Ph1a)

- Complete IMA203 Ph1a Dose Escalation with doses above 1 bn cells (DL4)
- Determine Recommended Phase 2 Dose (RP2D) in 1Q2022

PRAME TCR-T (IMA203 Ph1b)

- Initiate IMA203 Ph1b Dose Expansion in 1H2022
- Maximize therapeutic potential through multiple Ph1b cohorts
  - Monotherapy at RP2D
  - Checkpoint Inhibitor Combination
  - 2nd gen IMA203CD8

PRAME BISPECIFIC (IMA402)

- Focused development of half-life-extended Bispecific (TCER® IMA402) following promising preclinical data
- Complete GMP run in 2022 & advance IMA402 to phase 1 trial

7

IMA203 Phase 1a Interim Update 8

ACTengine® IMA203 – Patient Flow 9 HLA - A*02 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow - up Screening & Manufacturing Phase ACTengine ® Manufacturing by Immatics Infusion of ACTengine® T cell Product Lymphodepletion 30 mg/m 2 Flu darabine 1 and 500 mg/m 2 Cy clophosphamide for 4 days Target Profiling Fresh Tumor Biopsy; IMADetect® Low dose IL - 2 1m IU daily days 1 - 5 and twice daily days 6 - 10 * Safety and efficacy monitoring for 12 months IMA201 IMA202 IMA203 * IL - 2 dose reduction from twice daily to daily for the first 5 days and dosing duration from 14 to 10 days introduced prior to treatment of first patients on dose level 3 ; 1 Dose reduction of Fludarabine (from 40 mg/m 2 to 30 mg/m 2 ) was introduced prior to treatment of the first patient on dose level 3 Leuka - pheresis

ACTengine® IMA203 – Key Objectives & Trial Design

Key Study Objectives

- **Primary: Safety**
  Investigation of Adverse Events,
  Determination of a recommended Phase 2 dose
- **Secondary: Biological and Clinical Activity**
  T cell engraftment and persistence
  Objective responses as per RECIST1.1
  Duration of response
- **Exploratory**
  Tumor Infiltration

Trial Design & Recruitment Status



Dose - Transduced Cells - $10^6/m^2$ **
1400
1200
1000
800
600
400
200
0
N=3
N=7*
N=3
N=1
Ongoing
N=4
patients treated at intermediate dose levels[1]
Dose level 1
Dose level 2
Dose level 3
Dose level 4

18 patients[1] infused with PRAME-directed T cells at 5 clinical sites – Highest Dose Level 4 has commenced

Data cut-off – 05-Oct-2021

[1] Enrichment cohorts EC1 & EC2: patients infused with intermediate doses enabling infusion of patients with medical need during dose escalation observation periods, or in case of lower production yields;
* One patient infused at the same dose level as part of the enrichment cohort; **Dose is shown as transduced viable CD8 T cells per m^2 total body surface area

10

ACTengine® IMA203 – Patient Characteristics & Manufacturing Heavily Pre - Treated Patients Across Multiple Solid Cancers Were Infused Data cut - off – 05 - Oct - 2021 Efficacy Population (N=16) Median (range) Age [years] 53 (18 – 65) Prior lines of systemic therapies 4 (2 - 8) Years from diagnosis 4 (1 - 25) Transduced T cells infused [x10 9 ] 0.33 (0.08 - 0.81) 1 Patients that started lymphodepletion, one patient died from sepsis of unknown origin and did not receive IMA203 T cells; 2 Patients with at least one tumor assessment post treatment, 2 patients infused but pending first tumor assessment; 3 Plus currently 14d release testing, expected to be reduced to 7d in 2022 16 patients (all dosed below 1 bn transduced cells) evaluable for clinical and biological activity assessment For remaining 2 treated patients first tumor assessment pending as of data cut - off 11 Manufacturing Manufacturing duration 3 6 - 7d Overall manufacturing success rate 92% Patient Distribution Number Patients in Safety Population 1 19 Thereof patients infused 18 Patients in Efficacy Population 2 16 Synovial Sarcoma 5 Head & Neck Cancer 3 Cutaneous Malignant Melanoma 3 Uveal Melanoma 2 Other (NSCLC, Ovarian, Squamous Cell Carcinoma) 3 Patients with evaluable paired tumor biopsies 1 0

ACTengine® IMA203 – Safety Profile Manageable & Transient Treatment - emergent Adverse Event s – No ≥ Grade 3 CRS or ICANS Adverse event All grades ≥ Grade 3 No . % No . % Patients with any adverse event 19 100.0 19 100.0 Adverse Events of Special interest Cytokine release syndrome 1 7 8 9.5 0 0.0 ICANS 2 4 21.1 0 0.0 Blood and lymphatic system disorders Neutropenia* 16 84.2 15 78.9 Anaemia 1 6 84.2 9 47.4 Thrombocytopenia 15 78.9 7 36.8 Lymphopenia* 14 73.7 14 73.7 Leukopenia* 12 63.2 1 1 57.9 Cytopenia 1 5.3 1 5.3 Infections and infestations Enterococcal infection 1 5.3 1 5.3 COVID - 19 1 5.3 1 5.3 Appendicitis 1 5.3 1 5.3 Sepsis 3 1 5.3 1 5.3 Respiratory, thoracic and mediastinal disorders Hypoxia 2 10.5 1 5.3 Pleural effusion 2 10.5 1 5.3 Bronchial obstruction 1 5.3 1 5.3 Metabolism and nutrition disorders Hyponatraemia 7 36.8 1 5.3 Hypokalaemia 5 26.3 1 5.3 Decreased appetite 3 15.8 0 0.0 Adverse event All grades ≥ Grade 3 No . % No . % table continued… Cardiac or vascular disorders Hypertension 3 15.8 2 10.5 Atrial fibrillation 2 10.5 1 4 5.3 General disorders and administration site conditions Fatigue 7 36.8 1 5.3 Pyrexia 5 26.3 0 0.0 Oedema peripheral 3 15.8 0 0.0 Gastrointestinal disorders Nausea 12 63.2 0 0.0 Vomiting 7 36.8 0 0.0 Diarrhoea 7 36.8 0 0.0 Constipation 6 31.6 0 0.0 Investigations Aspartate aminotransferase increased 5 26.3 0 0.0 Alanine aminotransferase increased 4 21.1 0 0.0 Blood creatinine increased 4 21.1 0 0.0 Other Rash 5 26.3 0 0.0 Myalgia 4 21.1 0 0.0 Arthralgia 3 15.8 0 0.0 Alopecia 3 15.8 0 0.0 Rash maculo - papular 2 10.5 1 5.3 Orchitis 1 5.3 1 5.3 Contrast media allergy 1 5.3 1 5.3 TEAEs by maximum severity ( N=19) 1 1 All treatment - emergent adverse events (TEAEs) with grade 1 - 2 occurring in at least 3 patients (incidence ≥ 15 . 8% ) and additionally all events with grade 3 - 5 regardless of relatedness to study treatment are presented . Data source : clinical database . Adverse events were coded using the Medical Dictionary for Regulatory Activities . Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events (CTCAE), version 5 . 0 . Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria ( Neelapu et al . , 2018 ) . Patients are counted only once per adverse event and severity classification ; 2 ICANS : Immune effector cell - associated neurotoxicity syndrome ; 3 Patient died from sepsis of unknown origin and did not receive IMA 203 T cells ; 4 DLT : Dose limiting toxicity ; * 100 % of patients experienced transient cytopenias ≥ Grade 3 (CTCAE v 5 . 0 ) DLT: Transient, Grade 3 atrial fibrillation Onset on day 5 post infusion that resolved within 48h DLT triggered expansion of DL2 CRS/ICANS: No ≥ Grade 3 CRS or ICANS observed so far Most Adverse Events were associated with lymphodepletion 12 Data cut - off – 05 - Oct - 2021

ACTengine ® IMA203 – Best Overall Response Assessment (RECIST 1.1) Multiple Objective Responses in Various Solid Cancer Indications During Dose Escalation 203 - DL1 - 01 203 - DL1 - 02 203 - DL1 - 03 203 - EC1 - 01 203 - EC1 - 02 203 - EC1 - 03 203 - DL2 - 01 203 - DL2 - 02 203 - DL2 - 03 203 - DL2 - 04 203 - DL2 - 05 203 - DL2 - 06 203 - EC2 - 01 203 - DL3 - 01 203 - DL3 - 02 203 - DL3 - 03 Patient ID 203 - 60 - 010 203 - 60 - 032 203 - 60 - 041 203 - 10 - 004 203 - 11 - 001 203 - 10 - 009 203 - 65 - 003 203 - 65 - 004 203 - 65 - 005 203 - 65 - 007 203 - 10 - 010 203 - 73 - 001 203 - 10 - 016 203 - 10 - 012 203 - 10 - 014 203 - 65 - 008 Median total transduced cells (10 9 ) 1 0.11 0.20 0.36 0.36 0.59 Age (gender) 40 (F) 63 (M) 61 (F) 18 (F) 65 (M) 42 (M) 57 (M) 40 (M) 20 (M) 49 (M) 50 (F) 55 (F) 65 (M) 62 (F) 50 (M) 59 (F) Diagnosis Head and Neck Cancer Ovarian Cancer Malig . Melanoma Uveal Melanoma Synovial Sarcoma Head & Neck Cancer NSCLC SCC Uveal Melanoma Malig . Melanoma Synovial Sarcoma Prior lines of systemic therapy 6 4 7 4 7 2 2 3 2 2 3 8 4 4 3 5 Prior lines of ICI 2 treatment 2 - 1 2 4 1 - - - - - 4 1 2 2 - Disease status at infusion Patients with recurrent and/or refractory solid tumors failing all prior lines of treatment Best response RECIST1.1 SD SD SD PR PR SD PR SD PR 3 PR 3 PR SD PD PR 3 PR 4 SD Objective Response Rate per Dose Level 0/3 Objective Responses (0% ORR) 6/10 Objective Responses (60% ORR) 2/3 Objective Responses (67% ORR) 13 DL: Dose level; EC1: Enrichment cohort with intermediate dose level between DL1 and DL2; EC2: Enrichment cohort with intermed iat e dose level between DL2 and DL3; SD: Stable disease; PR: Partial response. 1 Total infused dose of transduced viable CD8 T cells; 2 Immune checkpoint inhibitor; 3 PR confirmed at subsequent scan; 4 Pending confirmation 13 Data cut - off – 05 - Oct - 2021

ACTengine® IMA203 – Change in Target Lesions

Objective Responses across Multiple Tumor Types at Doses below 1 billion Transduced Cells



Best Overall Response (RECIST1.1)
Best change in sum of diameter [%] and BOR (RECIST1.1)
50
0
-50
SCC
Synovial Sarcoma
Uveal Melanoma
Synovial Sarcoma
NSCLC
Ovarian Cancer
Head & Neck Cancer
Head & Neck Cancer
Synovial Sarcoma
Melanoma
Synovial Sarcoma
Melanoma
Melanoma[1]
Head & Neck Cancer
Synovial Sarcoma
Uveal Melanoma
+8.8 PD
+5.2 SD
-0.5 SD
-2.0 SD
-4.2 SD
-6.9 SD
-9.7 SD
-13.1 SD
-33.8 PR*
-37.9 PR**
-39.9 PR
-47.7 PR
-50.5 PR
-51.7 PR
-61.0 PR*
-63.3 PR*
203-EC2-01
203-DL2-02
203-EC1-03
203-DL3-03
203-DL2-06
203-DL1-03
203-DL1-01
203-DL1-02
203-DL2-04
203-DL3-02
203-DL2-01
203-EC1-02
203-EC1-01
203-DL2-05
203-DL2-03
203-DL3-01
Dose Level:
DL1
DL2[2]
DL3

Preliminary Objective Response Rates (RECIST1.1., confirmed and unconfirmed)

	All doses	Dosed above DL1
All comers	**8/16 (50%)**	**8/13 (62%)**
Melanoma	3/3 (100%)	3/3 (100%)
Head & Neck Cancer	1/3 (33%)	1/1 (100%)
Synovial Sarcoma	3/5 (60%)	3/5 (60%)
Uveal Melanoma	1/2 (50%)	1/2 (50%)

Data cut-off – 05-Oct-2021

[1] RECIST1.1 response at the timepoint of maximum change of target lesions (week 12): PD due to new lesions (leptomeningeal disease) at week 12
[2] Patients dosed with DL2, EC1 and EC2; * Confirmed at subsequent scan; ** Confirmation pending as of data cut-off

14

Patient ID Indication Dose 203 - DL1 - 01 Head & Neck Cancer DL1 203 - DL1 - 02 Head & Neck Cancer DL1 203 - DL1 - 03 Ovarian Cancer DL1 203 - EC1 - 01 Melanoma EC1 203 - EC1 - 02 Melanoma EC1 203 - EC1 - 03 Uveal Melanoma EC1 203 - DL2 - 01 Synovial Sarcoma DL2 203 - DL2 - 02 Synovial Sarcoma DL2 203 - DL2 - 03 Synovial Sarcoma DL2 203 - DL2 - 04 Synovial Sarcoma DL2 203 - DL2 - 05 Head & Neck Cancer DL2 203 - DL2 - 06 NSCLC DL2 203 - EC2 - 01 SCC EC2 203 - DL3 - 01 Uveal Melanoma DL3 203 - DL3 - 02 Melanoma DL3 203 - DL3 - 03 Synovial Sarcoma DL3 ACTengine ® IMA203 – Response Over Time Objective Responses across Multiple Tumor Types at Doses below 1 billion Transduced Cells x x x x x Alive (time from infusion to data cut - off or death) PD Deceased x x SD PR Week Month x x x x 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 x PR ongoing at data cut - off According to RECIST1.1 First tumor response assessment x Data cut - off – 05 - Oct - 2021 15

ACTengine® IMA203 – Engraftment, Persistence & Tumor Infiltration Clinical Responses Consistent with Biological Data T cell Engraftment & Persistence Tumor Infiltration post I nfusion 2 1 Mann - Whitney U test, p=0.065 ; 2 Post infusion biopsies at week 6 (except one patient with SD at week 3); 3 Mann - Whitney U test, p=0.0159 2 4 1×10 -1 1×10 0 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 1×10 6 1×10 7 2 0 3 0 4 0 5 0 6 0 7 0 8 0 9 0 1 0 0 2 5 0 4 0 0 5 5 0 7 0 0 V e c t o r c o p i e s / μ g g D N A PD SD PR B a s e l i n e Days post-infusion SD PR 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 V e c t o r c o p i e s /  g g D N A 0.0159 Case study High T cell engraftment and persistence with trend for association of peak vector copies with clinical response 1 High T cell infiltration observed through serial biopsies associated with clinical response 3 Data cut - off – 05 - Oct - 2021 16 p=0.0159

ACTengine® IMA203 – Case Study Patient IMA203-DL3-01

Confirmed Partial Response with Deepening Tumor Regression in Multiple Lesions

62-year-old female patient

Metastatic uveal melanoma with high tumor burden in multiple organs

Infused at refractory disease after failing 4 prior lines of therapy incl. 2 lines of checkpoint inhibitors

Received **total dose of 0.59 bn** (0.36 bn/m^2) transduced cells directed against PRAME target peptide/HLA



BL
D42
D84
Liver metastasis
Lung metastasis
s.c. metastasis

Tumor Response

Best response (RECIST1.1):
PR (confirmed; ongoing as of data cut-off)

Target Lesions decreased at week 6 post treatment to -40%, response deepened at week 12 to -63%

Data cut-off – 05-Oct-2021

CT scans courtesy of Dr. Wermke

17

ACTengine ® IMA203 – Case Study Patient IMA203 - DL3 - 01 Partial Response Consistent with Biological Data 0 10 20 30 0 10000 20000 30000 40000 50000 0 50 100 150 50 70 90 Patient IMA203-DL3-01 Day I L - 6 p g / m l L D H µ m o l / ( s * L ) S - 1 0 0 m g / l LDH IL6 S-100 T cell Engraftment, Persistence & Tumor Infiltration Change in Size of Target Lesions Serum Biomarkers in Blood 1 • Initial LDH level reflecting high tumor burden prior to infusion • Steep increase in IL - 6 , LDH and increase in S - 100 indicative of tumor cell killing • Target Lesions decreased at week 6 post treatment to - 40% • Response deepened at week 12 to - 63% (RECIST1.1) • High T cell engraftment and persistence until end of observation. • At peak 32% of CD8 T cells express IMA203 TCR • High T cell infiltration into tumor at week 6 post treatment (data on slide 16) 0 5 10 15 -100 -50 0 50 Weeks from T Cell Infusion C h a n g e i n D i a m e t e r f r o m B a s e l i n e [ % ] SUM T1: Lymph Node T2: Lymph Node T3: Lung T4: Liver T5: Liver Data cut - off – 05 - Oct - 2021 18 1 Serum biomarker data courtesy of Dr. Wermke

Comprehensive Strategy to Target PRAME 19

Comprehensive Strategy to Target PRAME

Maximizing PRAME Mediated Clinical Benefit Through ACT and TCR Bispecifics

TCR-T Track:
PRAME TCR-T

Phase 1a:
IMA203 Monotherapy
Dose Escalation
in Basket Trial

Ph1a Completion &
Determination RP2D early 2022

Phase 1b Cohort A:
IMA203 Monotherapy
in Focus Indications

Phase 1b Cohort B:
IMA203/Checkpoint Inhibitor
Combination Therapy

Phase 1b Cohort C:
IMA203CD8 2nd gen
Monotherapy

Ph1b Expansion starting 2022

Ph2b Pivotal Trial(s)

Bispecifics Track:
PRAME TCR Bispecific

IND-enabling studies

Targeted 2022
GMP Run
TCER® IMA402

Targeted 2023
Phase 1
TCER® IMA402

20

ACTengine® IMA203CD8 – Second-generation TCR-T

Building on First-Gen IMA203 Success to Further Improve Anti-Tumor Activity


T cell
Help
CD4 T CELL
CD8 T CELL
Cytotoxic
Activity
TUMOR CELL
DEATH
Cytotoxic
Activity

- Engagement of CD4 T cells by CD8 co-transduction reported to boost anti-tumor activity in TCR-T trials
- Functional superiority of a **CD8αβ IMA203** construct (IMA203CD8) over multiple other CD8 constructs in preclinical experiments
  - Poster presentation at SITC, Nov 12, 2021

- Secured access to CD8αβ technology through exclusive license from Baylor College of Medicine
- IND filing for IMA203CD8 lead candidate targeted in 1H2022

21

ACTengine® IMA203CD8 – Preclinical Assessment of Anti - Tumor Efficacy Co - Transduction of CD8 αβ Enhances Anti - Tumor Activity in Vitro 18 36 56 74 94 114134 152 172192 0.0 0.5 1.0 1.5 2.0 IMA203CD8 TCR IMA203 TCR Non - Transduced Control S erial Killing Assay – CD8 & CD4 T cells Engagement of CD4 T cells may enhance depth and durability of anti - tumor response and clinical outcome of TCR - T in solid cancer patients 2 nd addition of tumor cells 3 rd addition of tumor cells Tumor Growth Hours after co - culture F ull Data Presentation at SITC 2021: Improved anti - tumor activity of next - generation TCR - engineered T cells through CD8 co - expressio n Day 0 D ay 3 N o CD4 T cells IMA203 TCR D ay 6 IMA203CD8 TCR 3D Spheroid Killing – CD4 T cells 22

TCER® IMA402 – A Novel Half-Life Extended Bispecific for PRAME

Optimized Design of TCR and T cell Recruiter for Maximizing Efficacy while Minimizing Toxicities

T cell recruiting antibody

- ✓ **Low-affinity** T cell recruiter against both **TCR & CD3**
- ✓ **Optimized biodistribution** aiming for enrichment at tumor site and **prevention of CRS**[1]
- ✓ **Superior anti-tumor activity** in mouse models as compared to widely used CD3 recruiters



Fc domain (silenced) with knob-into-hole technology

pHLA targeting TCR

- ✓ **High-affinity TCR** with broad therapeutic window through **XPRESIDENT®-guided** affinity maturation (>1000x)[2]
- ✓ Targets HLA-A*02-restricted PRAME peptide with **unusually high target density**[3]
- ✓ **Complete tumor eradication** in mouse xenograft models at low doses

Next-generation TCER® format

- ✓ Off-the-shelf biologic with antibody-like manufacturability[4] and low cost of goods
- ✓ Superior anti-tumor activity[5] compared to six alternative bispecific formats
- ✓ Half-life of several days expected in humans

[1] Based on literature data for other low-affinity recruiters (e.g. Harber *et al.*, 2021, Nature); [2] As compared to natural TCR; [3] Compared to other HLA-restricted epitopes;
[4] Production in mammalian cells (CHO cells); [5] Based on preclinical testing

23

ACTengine® IMA 200 TCR - T Programs Update 24

ACTengine® Programs – Key Features

	IMA201	IMA202	IMA203	IMA204
Cancer Target Peptide	HLA-A*02-presented peptide derived from			
	MAGEA4/8	**MAGEA1**	**PRAME**	**COL6A3 exon 6**
	shown to be naturally and specifically presented on native tumor tissues at differentiated high peptide target density[1]			
	100-1,000 copies/cell	50-900 copies/cell	100-1,000 copies/cell	100-700 copies/cell
T cell Receptor (TCR)	High-affinity specific TCRs with high functional avidity[2]			
	Natural TCR ~10 ng/ml	Natural TCR ~15 ng/ml	Pairing-enhanced TCR ~5 ng/ml	Affinity-maturated, CD8-independent TCR ~0.01ng/ml
T cell Product	Autologous T cells gene-engineered with lentiviral vector expressing TCR and applying proprietary short-term manufacturing process designed to achieve better T cell engraftment and persistence			
	7-10 days	7-10 days	7 days	7 days

[1] Applying XPRESIDENT® quantitative mass spectrometry platform; target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed;
[2] Applying XCEPTOR® TCR discovery and engineering platform incl. XPRESIDENT®-guided off-target toxicity and similar peptide screening to minimize off-target reactivity; functional avidity: EC50 half maximal effective concentration

25

ACTengine® Programs – Status Update

	IMA201	IMA202	IMA203	IMA204
	MAGEA4/8	MAGEA1	PRAME	COL6A3 exon 6
Status	Dose escalation ongoing	Enrollment at target dose level (DL3) ongoing	Enrollment at target dose level (DL4) ongoing	IND-enabling studies close to completion
Recruitment	DL2 commenced N=2 pts treated	DL3 commenced N=10 pts treated	DL4 commenced N=18 pts treated	NA
Safety	Too early	Manageable safety profile; no DLTs or CRS/ICANS ≥ grade 3	Manageable safety profile; no additional DLTs[1] & no CRS/ICANS ≥ grade 3	NA
Clinical Activity	Too early	Disease control in 7/10 patients (9 pts in DL1 & 2), no objective responses	Objective responses in 8/16 patients, thereof 8/13 responses above DL1	NA
Next milestone	**Complete Ph1a dose escalation including target dose (DL3)**		**Complete Ph1a dose escalation incl. target dose (DL4). Initiate expansion cohorts incl. monotherapy, checkpoint inhibitor combination & IMA203CD8 2nd gen**	**IND in 2022 due to acceleration of PRAME expansion cohorts**

[1] One DLT in DL2 previously reported in March 2021, fully resolved

26

ACTengine® Programs – Target Prevalence

	IMA201	IMA202	IMA203	IMA204
	MAGEA4/8	**MAGEA1**	**PRAME**	**COL6A3 exon 6**
Selected solid cancer indications with significant target prevalence[1]	Sarcoma Subtypes – up to 80% Squamous NSCLC – 50% HNSCC – 35% Bladder Carcinoma – 30% Esophageal Carcinoma – 25% Uterine Carcinosarcoma – 25% Ovarian Carcinoma – 20% Melanoma – 20%	HCC– 40% Squamous NSCLC – 35% Sarcoma Subtypes – up to 30% Melanoma – 30% Bladder Carcinoma – 20% Esophageal Carcinoma – 20%	Uterine Carcinoma – 100% Sarcoma Subtypes – up to 100% Melanoma – 95% Uveal Melanoma – 80%[2] Ovarian Carcinoma – 80% Squamous NSCLC – 65% Kidney Carcinoma – up to 45% Cholangiocarcinoma – 35% Adeno NSCLC – 25% Breast Carcinoma– 25% HNSCC – 25% Esophageal Carcinoma – 20% HCC– 20% Bladder Carcinoma – 20%	Pancreatic Carcinoma – 80% Breast Carcinoma – 75% Stomach Carcinoma – 65% Sarcoma – 65% Esophageal Carcinoma – 60% Squamous NSCLC– 55% Adeno NSCLC– 55% HNSCC – 55% Uterine Carcinosarcoma – 55% Colorectal Carcinoma – 45% Mesothelioma – 45% Cholangiocarcinoma – 40% Ovarian Carcinoma – 40% Melanoma – 35% Bladder Carcinoma – 35%

IMA200 targets show relevant expression in multiple solid cancers

[1] Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data);
[2] Based on metastatic uveal melanoma patients screened in IMA203 study (N=12)

27

ACTengine® IMA201 & IMA202 – Patient Characteristics Heavily Pre - Treated Patients Were Infused during Dose Escalation Data cut - off – 17 - Sep - 2021 Characteristics in Efficacy Population Median (range) Age [years] 60 (27 – 68) Prior lines of systemic therapies 5 (3 - 7) Years from diagnosis 4 (1 - 8) Transduced T cells infused [x10 9 ] 0.46 (0.09 - 1.90) 1 Patients that started lymphodepletion; 2 Patients with at least one tumor assessment post treatment 28 Patient Distribution Number Patients in Safety Population 1 12 Patients in Efficacy Population 2 12 Thereof IMA201 infused 2 Thereof at target dose 0 Thereof IMA202 infused 10 Thereof at target dose 1 I MA201 study currently enrolls patients at dose level 2 (0.3 x 10 9 /m 2 ) IMA202 study is infusing patients at target dose (1 x 10 9 /m 2 )

ACTengine® IMA201 & IMA202 – Safety Profile

Treatment-emergent Adverse Events Are Manageable, Transient and Expected for Cell Therapies

CRS/ICANS: No ≥ Grade 3 CRS or ICANS observed so far

Most Adverse Events were associated with lymphodepletion

TEAEs by maximum severity (N=12)[1]

Adverse event	All grades No.	All grades %	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	12	100.0	12	100.0
Adverse Events of Special interest				
Cytokine release syndrome	11	91.7	0	0.0
ICANS[2]	1	8.3	0	0.0
Blood and lymphatic system disorders				
Lymphopenia*	10	83.3	10	83.3
Neutropenia**	10	83.3	10	83.3
Anaemia	8	66.7	6	50.0
Thrombocytopenia	8	66.7	6	50.0
Leukopenia*	6	50.0	5	41.7
Febrile Neutropenia	1	8.3	1	8.3
Infections and infestations				
Candida infection	1	8.3	1	8.3
Infection	1	8.3	1	8.3
Pneumonia[3]	1	8.3	1	8.3
Urinary tract infection	1	8.3	1	8.3
Respiratory, thoracic and mediastinal disorders				
Hypoxia	2	16.7	0	0.0
Dyspnoea[3]	1	8.3	1	8.3
Metabolism and nutrition disorders				
Hypocalcaemia	3	25.0	0	0.0
Decreased appetite	2	16.7	1	8.3

Adverse event	All grades No.	All grades %	≥ Grade 3 No.	≥ Grade 3 %
table continued...				
Cardiac or vascular disorders				
Hypotension	4	33.3	0	0.0
Hypertension	1	8.3	1	8.3
General disorders and administration site conditions				
Pyrexia	6	50.0	0	0.0
Chills	4	33.3	0	0.0
Fatigue	3	25.0	1	8.3
Oedema peripheral	2	16.7	0	0.0
Gastrointestinal disorders				
Nausea	5	41.7	0	0.0
Vomiting	2	16.7	0	0.0
Constipation	2	16.7	0	0.0
Diarrhoea	2	16.7	0	0.0
Investigations				
Alanine aminotransferase increased	2	16.7	0	0.0
International normalised ratio increased	2	16.7	0	0.0
Aspartate aminotransferase increased	2	16.7	0	0.0
Blood alkaline phosphatase increased	1	8.3	1	8.3
Other				
Rash	3	25	0	0.0
Insomnia	2	16.7	0	0.0
Muscular weakness	1	8.3	1	8.3
Tumour pain	1	8.3	1	8.3

[1] All treatment-emergent adverse events (TEAEs) with grade 1-2 occurring in at least 2 patients (incidence ≥16.7%) and additionally all events with grade 3-5 regardless of relatedness to study treatment are presented. Data source: clinical database. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events (CTCAE), version 5.0. Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria (Neelapu *et al.*, 2018). Patients are counted only once per adverse event and severity classification.; [2] ICANS: Immune effector cell-associated neurotoxicity syndrome; [3] Patient died from tumor progression and pneumonia 69 days after IMA202 T cell infusion (determined not related to any study medication); *100% of patients experienced transient lymphopenia and leukopenia ≥ Grade 3 (CTCAE v5.0); **91.7% of patients experienced transient neutropenia ≥ Grade 3 (CTCAE v5.0)

Data cut-off – 17-Sep-2021

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ACTengine® IMA201, IMA202, IMA203 – Change in Target Lesions

Disease Control in 23 of 28 Patients Across 3 TCR-T Trials and Multiple Solid Cancers



Best change in sum of diameter [%] and BOR (RECIST1.1)
100
50
0
-50
-100
Study:
IMA201
IMA202
IMA203
Gastric Cancer PD +48.3 201-DL1-02
Melanoma PD +39.2 202-EC2-02
Melanoma PD +33.8 202-EC2-01
SCC SD +12.8 202-DL1-02
Bronchial Carcinoma SD +10.8 202-EC1-02
SCC PD +8.8 203-EC2-01
Synovial Sarcoma SD +5.2 203-DL2-02
Melanoma PD +1.9 202-DL2-02
Melanoma -0.4 SD 202-EC2-03
Uveal Melanoma -0.5 SD 203-EC1-03
Synovial Sarcoma -2.0 SD 203-DL3-03
NSCLC -4.2 SD 203-DL2-06
Melanoma¹ -5.0 SD 202-DL3-01
Ovarian Cancer -6.9 SD 203-DL1-03
Head & Neck Cancer -9.7 SD 203-DL1-01
NSCLC -10.8 SD 201-DL1-01
SCC -11.1 SD 202-DL2-01
Head & Neck Cancer -13.1 SD 203-DL1-02
HNSCC -16.2 SD 202-DL1-01
Synovial Sarcoma -33.8 PR* 203-DL2-04
Melanoma¹ -35.4 SD 202-EC1-01
Melanoma -37.9 PR** 203-DL3-02
Synovial Sarcoma -39.9 PR 203-DL2-01
Melanoma -47.7 PR 203-EC1-02
Melanoma² -50.5 PR 203-EC1-01
Head & Neck Cancer -51.7 PR 203-DL2-05
Synovial Sarcoma -61.0 PR* 203-DL2-03
Uveal Melanoma -63.3 PR* 203-DL3-01

IMA201 & IMA202: Data cut-off – 17-Sep-2021 and IMA203: Data cut-off – 5 Oct-2021

[1] RECIST1.1 response at the timepoint of maximum change of target lesions (week 12): PD due to growth of non-target lesion; [2] RECIST1.1 response at the timepoint of maximum change of target lesions (week 12): PD due to new lesions (leptomeningeal disease) at week 12; * Confirmed at subsequent scan; **Confirmation pending as of data cut-off

30

We are Immensely Grateful to the Patients, Their Families …

immatics

United States


Dr. R. Carvajal
Dr. R. Reshef
Columbia University
Dr. M. Bishop
University of Chicago
University of Pittsburgh
Dr. J. Luke
MD Anderson Cancer Center
Dr. D. Araujo
Dr. A. Tsimberidou
Dr. G. Blumenschein
Dr. A. Kaseb
Dr. Van Morris

Germany


University Hospital Hamburg
Dr. C. Bokemeyer
Dr. W. Alsdorf
Dr. T. Holderried
University Hospital Bonn
University Hospital Dresden
Dr. M. Wermke
Dr. C. List
University Hospital Würzburg
Dr. M. Chatterjee

… and the Investigators at the Clinical Sites

31

Summary 32

Unlocking Immunotherapies for Solid Cancer Patients

immatics

IMA201, IMA202, IMA203

Interim Data from ongoing Dose Escalation

82% Disease Control Rate

0 Grade ≥3 CRS or ICANS[1]

<1bn T cells infused in almost all patients

IMA203 - PRAME

Objective responses observed across multiple tumor types

50% ORR[2] across all doses and multiple solid cancers (8/16 patients)

62% ORR[2] at DL2[*] & DL3 (8/13 patients) – all still dosed below 1 bn cells

PRAME STRATEGY

Maximizing the therapeutic potential of targeting PRAME

TCR-T Multiple Ph1b cohorts

- Monotherapy at RP2D
- Checkpoint Inhibitor Combo
- 2nd gen IMA203CD8

TCER® Focused development of half-life-extended Bispecific (TCER® IMA402)

[1] CRS: cytokine release syndrome, ICANS: Immune effector cell-associated neurotoxicity syndrome, both graded by CARTOX criteria (Neelapu *et al.*, 2018);
[2] Objective response rate according to RECIST 1.1 including confirmed and unconfirmed partial responses; [*] Includes patients treated at enrichment cohorts EC1 and EC2

33

Updated Immatics Pipeline

Modality	Product Candidate	Status	Preclinical	Phase 1a[1]	Phase 1b[1]	Phase 2/3	Next Milestone
ACTengine® Autologous ACT	IMA201 (MAGEA4/8)	Proprietary					Complete dose escalation 2022
	IMA202 (MAGEA1)	Proprietary					Complete dose escalation 1Q2022
	IMA203 (PRAME)	Proprietary					Complete dose escalation 1Q2022
	IMA203 (PRAME) + Checkpoint Inhibitor	Proprietary					Start Ph1 in 2022
	IMA203CD8 (PRAME)	Proprietary					IND 1H2022
	IMA204 (COL6A3)	Proprietary					IND 2022
Autologous ACT	3 ACT programs (Undisclosed)	Bristol Myers Squibb					
	2 ACT programs (Undisclosed)	gsk					
Allogeneic ACT	ACTallo® IMA30x (Undisclosed)	Proprietary					
TCER® Bispecifics	IMA401 (MAGEA4/8)	Proprietary					IND YE2021; Start Ph1 1H2022
	IMA402 (PRAME)	Proprietary					GMP run 2H2022, Start Ph1 2023
	IMA40x (Undisclosed)	Proprietary					
Bispecifics	3 Bispecific programs (Undisclosed)	Genmab					

[1] Phase 1a: Dose escalation, Phase 1b: Dose expansion

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